

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 30, 2009

Mr. Lou van Vuuren
Great Basin Gold Ltd.
138 West Street, Ground Floor
Sandown, 2196
PO Box 78182
Sandton, South Africa 2146

> **Re:** **Great Basin Gold Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 1-31729**

Dear Mr. van Vuuren:

We have reviewed the above filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Unless otherwise noted, all comments should be complied with in all future filings made with the Commission, as applicable. In addition, please respond to each comment by providing us with draft disclosure you would propose to include in all future filings in order to address the applicable comment for our review and consideration.

Forward Looking Statements, page 1

2. Please modify the language in the last sentence on page 2 to clarify that while there may not be a duty to update information in the Company's Form 40-F for changes, the Company is still subject to the duty to update such information to the extent necessary in compliance with all applicable Federal securities laws (e.g., Rule 10b-5 of the Securities Exchange Act of 1934, as amended.

Off Balance Sheet Arrangements, page 6

3. Please enhance the disclosure to discuss the financial impact of the described off balance sheet transaction on the Company.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements or related matters. Please contact Parker Morrill at (202) 551-3696, or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director